Exhibit 4.6
DESCRIPTION OF CAPITAL STOCK

The summary below and that contained in any prospectus supplement are not complete and are qualified in their entirety by reference to our restated certificate of incorporation and restated by-laws, as amended. The terms of these securities also may be affected by the General Corporation Law of the State of Delaware, or the DGCL.

Description of Common Stock

Our authorized common stock consists of 260 million shares of common stock, $0.10 par value. As of December 31, 2019, there were 129,124,294 shares of common stock issued and outstanding. In addition, up to 3.5 million shares of unissued common stock have been reserved for stock options and awards under our incentive compensation plans as of December 31, 2019. The shares of common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “FMC.” Wells Fargo Bank, N.A., Shareowner Services, is the transfer agent and registrar of the shares of common stock.

The common stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of our stock. Holders of shares of common stock have one vote per share in all elections of directors and on all other matters submitted to a vote of our stockholders. The holders of common stock are entitled to receive dividends, if any, as and when declared from time to time by our Board of Directors out of funds legally available for distribution. Upon our liquidation, dissolution or winding up of our affairs, the holders of common stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in our net assets available for distribution to holders of common stock. The shares of common stock offered hereby, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable.

Certain Certificate of Incorporation Provisions

General

We have adopted a number of provisions in our restated certificate of incorporation that might discourage certain types of transactions that involve an actual or threatened change in control of FMC Corporation. The provisions may make it more difficult and time-consuming to change majority control of our Board of Directors and thus reduce our vulnerability to an unsolicited offer, particularly an offer that does not contemplate the acquisition of all of our outstanding shares.
These provisions are intended to encourage persons seeking to acquire control of FMC Corporation to initiate such an acquisition through arm’s-length negotiations with our management and Board of Directors. Additionally, such provisions provide management with the time and information necessary to evaluate a takeover proposal and to study alternative proposals. Nonetheless, the provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of FMC Corporation, even though such an attempt might be beneficial to us and our stockholders.

Business Combination

Our restated certificate of incorporation provides that significant asset sales, dispositions of stock, liquidations, mergers and certain other business combinations involving us and persons beneficially owning 10% or more of the voting power of our outstanding shares of common stock must be approved by the holders of at least 80% of the voting power of our outstanding voting stock. The restated certificate of incorporation requires the affirmative vote of the holders of 80% or more of the outstanding voting stock to amend, alter or repeal, or to adopt any provisions inconsistent with, such provisions.

Stockholders’ Meetings

Our restated certificate of incorporation provides that special meetings of the stockholders may only be called pursuant to a resolution approved by a majority of the Board of Directors. This limitation prevents a stockholder or group of stockholders from forcing us to conduct a stockholders’ meeting at any time not sanctioned by the Board of Directors, regardless of the number of shares of common stock held by such stockholder or group of stockholders.

Exhibit 4.6
No Action by Stockholder Consent

Our restated certificate of incorporation prohibits action that is required or permitted to be taken at any annual or special meeting of our stockholders from being taken by the written consent of stockholders without a meeting. This provision may be altered, amended or repealed only if the holders of 80% or more of our outstanding voting stock vote in favor of such action.

Description of Preferred Stock

Our authorized preferred stock consists of 5 million shares of preferred stock, without par value, in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, that may be fixed or designated by our Board of Directors pursuant to a certificate of designation without any further vote or action by our stockholders.

As of the date of this prospectus, no shares of preferred stock are issued or outstanding.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of FMC Corporation. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular series of preferred stock will be described in the prospectus supplement relating to that series. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the related prospectus supplement do not purport to be complete and are qualified in their entirety by reference to the certificate of designation relating to that series. The related prospectus supplement will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock described in such prospectus supplement.

The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series. A prospectus supplement, relating to each series, will specify the terms of the preferred stock as follows:
•The maximum number of shares to constitute the series and the distinctive designation thereof;
•The annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate and whether dividends will be cumulative;
•The price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;
•The liquidation preference, if any, and any accumulated dividends thereon, that the holders of shares of the series shall be entitled to receive upon the liquidation, dissolution or winding up of the affairs of FMC Corporation;
•Whether or not the shares of the series will be subject to operation of a retirement or sinking fund, and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes and the terms and provisions relating to the operation of such fund;
•The terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of our capital stock of or a third party or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same and whether such conversion is mandatory or optional;
•The stated value of the shares of such series;
•The voting rights, if any, of the shares of the series; and
•Any or all other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof.

In the event of any voluntary liquidation, dissolution or winding up of the affairs of FMC Corporation, the holders of any series of any class of preferred stock shall be entitled to receive in full out of our assets, including our capital, before any amount shall be paid or distributed among the holders of our common stock or any other shares ranking junior to such series, the amounts fixed by our Board of Directors with respect to such series and set forth in the

Exhibit 4.6
applicable prospectus supplement plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up of the affairs. After payment to the holders of preferred stock of the full preferential amounts to which they are entitled, the holders of preferred stock, as such, shall have no right or claim to any of our remaining assets.

If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets shall be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective numbers of shares. Our merger or consolidation into or with any other corporation, or the sale, lease or conveyance of all or substantially all of our assets, shall not constitute a dissolution, liquidation or winding up of FMC Corporation.

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. The term “business combination” is broadly defined to include mergers, consolidations, sales and other dispositions of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation, and other specified transactions resulting in financial benefits to the interest stockholder. Under Section 203, an interested stockholder generally is defined as a person who, together with affiliates and associates, owns (or within the three prior years did own) 15% or more of the corporation’s outstanding voting stock.
This prohibition is effective unless:
•the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;
•upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans; or
•at or after the time the stockholder becomes an interested stockholder, the business combination is approved by a majority of the board of directors and, at an annual or special meeting, by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
In general, the prohibition does not apply to business combinations with persons who were interested stockholders before the corporation became subject to Section 203.

Limitation on Liability and Indemnification Matters
Our restated certificate of incorporation provides that none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
•for any breach of the director’s duty of loyalty to us or our stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•under Section 174 of the DGCL (relating to unlawful payments of dividends or stock repurchases); or
•for any transaction from which the director derived an improper personal benefit.

In addition, our restated by-laws provide for indemnification, to the fullest extent permitted by the DGCL, of every officer and director and certain other persons made or threatened to be made a party to any action, suit or proceeding by reason of the fact that the person is, or was a director, officer or agent of ours or is or was serving at our request as a director, officer, employee or agent for another enterprise, against all expense, liability and loss reasonably incurred or suffered by such person in connection with the action, suit or proceeding and specifies procedures to be followed by us and any person requesting indemnification in connection with any claim.

Transfer Agent and Registrar

Equinti Trust Company serves as the registrar and transfer agent for our common stock.

Stock Exchange Listing

Exhibit 4.6
Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the trading symbol “FMC.”